

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2013

Via E-mail
Mr. Michael Beecher
Chief Financial Officer
Vasomedical, Inc.
180 Linden Avenue
Westbury, New York 11590

RE: **Vasomedical, Inc.**
Form 10-K for Fiscal Year Ended December 31, 2012
Filed April 1, 2013
Form 8-K/A Dated January 24, 2012
Filed February 3, 2012
File No. 000-18105

Dear Mr. Beecher:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Index to Consolidated Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

1. We note that Rothstein Kass indicated in its audit report that it did not audit the consolidated financial statements of one of your wholly-owned subsidiaries for the four months ended December 31, 2011. We also note that those statements

were audited by other auditors whose report has been furnished to Rothstein Kass, and its opinion, in so far as it relates to the amounts included for the wholly-owned subsidiary, is based solely on the report of the other auditors. As noted in Rule 2-05 of Regulation S-X, when a principal auditor makes reference to the work of another auditor in its audit report, the separate report of the other auditor shall be filed. Accordingly, please amend your December 31, 2012 Form 10-K to include the other auditor's report.

2. In a related matter, please note if a principal auditor makes reference to the work of another auditor in its report, the auditor's report filed in accordance with Rule 2-05 of Regulation S-X must comply with PCAOB Auditing Standard No. 1 as well as Article 2 of Regulation S-X. In light of the disclosures in the Rothstein Kass audit report that "[t]he opinion of the other auditors was qualified for certain assets and liabilities of the wholly-owned subsidiary," please tell us how the other auditor's report would comply with Rule 2-02(b) of Regulation S-X and SAB Topic 1(E)(2).

3. In addition, to the extent the other auditor is not registered with the PCAOB, please have your auditors explain to us their consideration of the "substantial role" test defined in PCAOB Rule 1001(p)(ii) and the reasons for concluding that PCAOB registration is not required.

Notes to Consolidated Financial Statements, page F-7

NOTE B – Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

4. We see that you recognize commission revenue in your Sales Representation segment when the underlying equipment has been accepted at the customer site in accordance with the specific terms of the sales agreement. We also see that amounts billable under the agreement with GE Healthcare in advance of the customer acceptance of the equipment are recorded as accounts receivable and deferred revenue in the Consolidated Balance Sheets. Please tell us the specific U.S. GAAP that you considered when determining how to account for revenue transactions in your Sales Representation segment. Also, specifically tell us why it is appropriate under U.S. GAAP to record accounts receivable for commissions related to equipment that has been shipped but not yet accepted by the final customer.

Form 8-K/A Dated January 24, 2012 filed on February 3, 2012

Exhibit 17

5. We refer to the allegations by Mr. Dempsey in this Exhibit regarding inconsistent and perhaps inaccurate recognition and reporting of commissions earned by VasoHealthcare ("VHC"). In this regard, please provide us with the following:

    - Clearly describe to us the allegations reported to the Board by Mr. Dempsey, including the circumstances or transactions that gave rise to the recognition and reporting practices that he considered inaccurate.
    - Tell us the periods to which the allegations related and quantify the VHC revenues for the respective periods.
    - Describe to us in detail the preliminary determinations made by the independent Audit Committee which was delivered to the Board at the January 24, 2012 meeting after discussions with the company's independent auditor.
    - Summarize for us the independent Audit Committee's final findings and recommendations subsequently provided to the Board in its written presentation.
    - If the allegations were found to be with merit, please quantify the impact of the inaccurate recognition and reporting practices on reported revenues in each reported period, and tell us how the company corrected any errors or its basis for concluding that no action should be taken.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3643 with any other questions.

Sincerely,

/s/ Jay Webb "for"

Kevin L. Vaughn
Accounting Branch Chief